Exhibit 5.2

Simpson Thacher & Bartlett llp
av. pres. juscelino kubitschek, 1455 12° andar, conj. 121 são paulo, sp, brasil 04543-011 telephone: +55-11-3546-1000 facsimile: +55-11-3546-1002

January 9, 2023

Ambipar Emergency Response

Avenida Angélica, nº 2346, 5th Floor

São Paulo, SP – Brazil, 01228-200

Ladies and Gentlemen:

We have acted as counsel to Ambipar Emergency Response, a Cayman Islands exempted company incorporated with limited liability (the “Company”), in connection with the Registration Statement on Form F-4 (File No. 333-268795) (the “Registration Statement”) initially filed on December 14, 2022 with the Securities and Exchange Commission under the U.S. Securities Act of 1933 (the “Securities Act”) relating to, among other things, (1) the merger of HPX Corp. (“HPX”), a Cayman Islands exempted company, with and into the Company (the “First Merger”); (2) the merger of Ambipar Merger Sub (“Merger Sub”), a Cayman Islands exempted company, with and into the Company, (the “Second Merger” and together with the First Merger, the “Mergers”), pursuant to the terms of the business combination agreement, dated as of July 5, 2022, by and among the Company, HPX, Merger Sub, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (the “Business Combination Agreement”); and (3) the registration of, among others, warrants to purchase 13,462,500 Class A ordinary shares of the Company, par value US$0.0001 per share (each, a “Company Class A Ordinary Share”), to be assumed by the Company in connection with the Mergers (the “Company Warrants”).

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Pursuant to the Business Combination Agreement, upon the consummation of the Mergers, among other things, each warrant issued by HPX (each, a “HPX Warrant”) to acquire one Class A ordinary share of HPX, par value $0.0001 per share (each, a “HPX Class A Ordinary Share”), outstanding immediately prior to the consummation of the Mergers, will cease to be a warrant with respect to HPX Class A Ordinary Shares and will be assumed by the Company and converted into a Company Warrant.

We have examined (1) the Registration Statement, (2) the Business Combination Agreement, filed as Exhibit 2.1 to the Registration Statement, (3) the specimen warrant certificate of HPX filed as Exhibit 4.3 to the Registration Statement and (4) the warrant agreement, dated as of July 15, 2020, by and between HPX and Continental Stock Transfer & Trust Company (the “Warrant Agent”), which will become an obligation of the Company upon the consummation of the First Merger, as successor of HPX, pursuant to the Business Combination Agreement, filed as Exhibit 4.4 to the Registration Statement (the “Warrant Agreement”). In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth.

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In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We also have assumed that, (1) the Warrant Agreement is the valid, legal and binding obligation of HPX, as issuer, and the Warrant Agent, respectively, (2) the HPX Warrants are the valid, legal and binding obligations of HPX and (3) the Business Combination Agreement is the valid, legal and binding obligation of each party thereto.

In rendering the opinion set forth below, we have assumed further that, (1) the Company is validly existing and in good standing under the law of the jurisdiction in which it is organized and has duly executed and delivered the Business Combination Agreement and will assume the obligations of HPX under the Warrant Agreement and issue the Company Warrants in accordance with its organizational documents and the law of the jurisdiction in which it is organized, (2) the execution, delivery and performance by the Company of the Business Combination Agreement, the consummation of the Mergers, the assumption by the Company of the obligations of HPX under the Warrant Agreement and the issuance of Company Warrants will not constitute a breach or violation of its organizational documents or violate the law of the Cayman Islands or any other jurisdiction (except that no such assumption is made with respect to the law of the State of New York), (3) none of (a) the performance by the Company or HPX of their respective obligations under each of the Business Combination Agreement and the Warrant Agreement, (b) the issuance of the Company Warrants or (c) the consummation of the Mergers will constitute a breach or default under any agreement or instrument which is binding upon the Company or HPX, respectively and (4) the transactions contemplated by the Business Combination Agreement to be consummated prior to consummation of the Mergers and the issuance of the Company Warrants will have been consummated.

Ambipar Emergency Response	-4-	January 9, 2023

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, upon the issuance of the Company Warrants in accordance with the Business Combination Agreement and the Warrant Agreement, the Company Warrants will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

Our opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) the effects of the possible application of foreign laws or foreign governmental or judicial action affecting creditors’ rights. In addition, we express no opinion as to the validity, legally binding effect or enforceability of Section 9.9 of the Warrant Agreement relating to the severability of provisions of the Warrant Agreement.

In connection with the provisions the Warrant Agreement whereby the parties submit to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York, we note the limitations of 28 U.S.C. Sections 1331 and 1332 on subject matter jurisdiction of the federal courts. In connection with the provisions of the Warrant Agreement that relate to forum selection (including, without limitation, any waiver of any objection to venue or any objection that a court is an inconvenient forum), we note that under N.Y.C.P.L.R. Section 510 a New York State court may have discretion to transfer the place of trial, and under 28 U.S.C. Section 1404(a) a United States District Court has discretion to transfer an action from one U.S. federal court to another.

Ambipar Emergency Response	-5-	January 9, 2023

We do not express any opinion herein concerning any law other than the law of the State of New York.

We hereby consent to the filing of this opinion letter as Exhibit 5.2 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

/s/ Simpson Thacher & Bartlett LLP